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A

FORM X-17A-5
PART III

SEC FILE NUMBER
8-17025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. L. KING & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

NINE ELK STREET
(No. and Street)

ALBANY	NEW YORK	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. BENTON (518-431-3500)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

515 BROADWAY	ALBANY	NEW YORK	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT A. BENTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. L. KING & ASSOCIATES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2021

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Table of Contents

KPMG

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
C.L. King & Associates, Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of C.L. King & Associates, Inc. and subsidiary (the Company) as of December 31, 2019, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

Albany, New York
February 28, 2020

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	139,383
Cash segregated under federal and other regulations		109,445
Securities purchased under agreements to resell		20,360,125
Deposits with clearing organizations and others		1,383,595
Receivables from:		
Brokers, dealers and clearing organizations		301,463
Related parties		17,016,416
Securities owned, at fair value ($87,245,117 pledged as collateral)		89,043,380
Property and equipment, net		376,175
Other assets		814,218
Total assets	$	129,544,200
Liabilities and Stockholders' Equity		
Short-term bank loans	$	13,794,000
Securities sold, but not yet purchased, at fair value		23,573,422
Payables to:		
Brokers, dealers and clearing organizations		57,405,095
Related parties		98,690
Accounts payable and accrued expenses		6,423,149
Total liabilities		101,294,356
Commitments and contingencies (Note 11)		
Subordinated borrowings – related party		17,000,000
Stockholders' equity:		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares		3,050
Additional paid-in capital		17,149,655
Accumulated deficit		(5,878,248)
Less treasury stock, at cost, 9,250 shares		(24,613)
Total stockholders' equity		11,249,844
Total liabilities and stockholders' equity	$	129,544,200

See accompanying notes to consolidated statement of financial condition.

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2019

(1) Organization

The consolidated statement of financial condition includes the accounts of C.L. King & Associates, Inc. (the Company) and its wholly owned subsidiary Jetco V, LLC that was not active throughout 2019. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States. Effective May 15, 2019, the Company ceased self-clearing operations and became an introducing broker-dealer and clears all its trades on a fully disclosed basis with such clearing firm. See Note 3.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2019.

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. ASC 842 requires that adoptees consider a Right of Use of an asset either explicitly or implicitly contained within a contract that conveys both substantially all of the economic benefits and the right to direct the use of that asset. The adoption of this Standard had no material impact to the Company as of December 31, 2019.

(b) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

(d) Cash Segregated under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and the Financial Industry Regulatory Authority (FINRA), to segregate cash to satisfy rules regarding the protections of customer assets.

(e) ***Securities Transactions***

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Securities of the Company and of a related party used as collateral for bank and margin lending activities consist of exchange-listed equity securities and/or fixed income securities. See Note 5.

(f) ***Resale and Repurchase Agreements***

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company will obtain possession of collateral in the form of United States government securities with a fair value generally equal to or in excess of the principal amount of cash loaned under resale. The securities received were all used to make delivery on Company short sales of these securities. These agreements mature within 30 days.

The Company monitors the collateral and exposure related to margin accounts and resale agreements, and when necessary establishes a reserve. The Company has not established a reserve for financial assets as of December 31, 2019.

The Company has elected not to offset resale and repurchase agreements with the same counterparty on the consolidated statement of financial condition. See Note 6.

(g) ***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation.

(h) ***Financial Instruments***

The financial instruments of the Company are reported on the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2019 is not readily estimable due to a lack of an observable market for these or similar instruments.

Receivables and payables from and to brokers, dealers, clearing organizations, customers and related parties and short-term bank loans, are reported on the consolidated statement of financial condition at amortized cost. While this is estimated to approximate fair value, they are not accounted for at fair value on a recurring basis and therefore are not included in the Company's fair value hierarchy detailed in Note 7. Had these balances been thus included, all of them would have been classified in Level 2 as of December 31, 2019.

(i) ***Income Taxes***

No provision for income taxes has been made in the accompanying consolidated statement of financial condition as the Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

A provision shall be recognized in the consolidated staement of financial condition when and to the extent an uncertain tax position is not more likely than not to be sustained upon examination. As of December 31, 2019, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2016-2018), or expected to be taken on the Company's 2019 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey and Massachusetts.

(3) Introduction of Accounts to Clearing Broker

Effective May 15, 2019 the Company ceased self-clearing operations and introduced its accounts and those of its customers on a fully disclosed basis to Hilltop Securities, Inc. ("HTS") as Clearing Broker.

(a) ***Accounts of Customers***

Accounts of customers were transferred to HTS as Clearing Broker, and are currently maintained by HTS.

(b) ***Firm Accounts & Margin Borrowing***

Proprietary securities accounts of the Company were transferred to HTS as Clearing Broker, and are currently maintained by HTS. Proprietary securities are collateral for a margin loan with HTS. See Note 5.

(c) ***Exemption from Rule 15c3-3***

As of and for the year ended December 31, 2019, the Company was exempt from compliance with Rule 15c3-3 of the securities exchange act of 1934 ("Exchange act") under paragraph (k)(2)(ii) of the Rule because it cleared all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer (HTS) after May 15, 2019, and promptly transmitted all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2019:

Receivables from brokers for underwritings	$	301,463
	$	301,463

Payable to HTS - net margin loan on securities owned	$	61,828,094
Payable to HTS - unsettled securities transactions		2,249,702
Receivable from HTS - securities sold short		(4,170,116)
Receivable from HTS - monthly settlement		(2,122,380)
Receivable from HTS - correspondent deposit		(351,423)
Receivable from HTS - other		(28,782)
	$	57,405,095

The Company includes its proprietary account assets and its clearing deposit held by its clearing broker as allowable assets in the computation of its net capital, pursuant to the requirement in SEC Rule 15c3-1 (c) (2) (IV) (E) that carrying brokers maintain a segregated reserve account for account holders that are broker-dealers.

Proprietary securities transactions are recorded on trade date, as if they had settled. The amounts receivable and payable for unsettled securities transactions are recorded net in receivables from brokers, dealers and clearing organization on the statement of financial condition.

HTS broker margin loan is obtained under a margin agreement with a variable interest rate (target federal funds rate plus 1.25%, or 3.00% at December 31, 2019).

(5) Collateral

The Company accepts collateral under reverse repurchase agreements to effectuate short sales of Treasury Securities by the firm. At December 31, 2019, collateral received under these agreements was $20,296,773.

The Company delivers collateral under margin and bank loan agreements. Collateral delivered is in the form of fixed income securities and exchange listed equity securities. The fair value of the collateral is shown in the table below as of December 31, 2019:

	Company	Related Party *
Firm bank loan	$ 1,275,213	28,954,944
Firm margin payable to clearing broker	85,969,904	—
	$ 87,245,117	28,954,944

* Collateral consists of cash and equity securities held in accounts for secured demand note agreements with the Company's principal stockholder. See Note 11.

(6) Offsetting of Securities Financing Arrangements

Repurchase and resale activities are subject to master repurchase agreements (MRA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of United States government securities, and is not netted on the consolidated statement of financial condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each arrangement fluctuate in value. The following table shows the Company's securities financing agreements as of December 31, 2019:

Reverse repurchase arrangements	
Gross amounts recognized	$ 20,360,125
Gross amounts offset in the consolidated statement of financial condition	—
Net amounts presented in the consolidated statement of financial condition	20,360,125
Collateral received - not offset in the consolidated statement of financial condition	20,296,773
Net amount	$ 63,352

(7) Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal

market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Common equity securities are reported at fair value utilizing Level 1 inputs (exchange quoted prices). The other investment securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service, which uses sources including prices derived from market quotations and matrix pricing. In the absence of the availability of a price from the third party pricing service, the Company will evaluate bids or transactions from or with dealer market participants with whom the Company has historically transacted both purchases and sales of investment securities. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions. Management reviews the methodologies used in pricing the securities by its third party providers.

The following is a summary of the Company's securities classified by level carried at fair value at December 31, 2019:

	Cash segregated and securities owned	Securities sold, but not yet purchased
Valuation level:		
Level 1 – Quoted prices		
Cash segregated under Federal and other regulations	$ 109,445	—
Common equities	16,589,941	810,466
Total Level 1	16,699,386	810,466
Level 2 – Significant other observable inputs		
U.S. government and federal agency obligations	4,836,524	19,233,520
State and municipal bonds	57,329,836	—
Private-label mortgage-backed securities	2,498,738	—
Other asset-backed securities	1,434,693	—
Preferred equities	1,281,051	—
Corporate obligations	5,072,597	3,529,436
Total Level 2	72,453,439	22,762,956
Level 3 – Significant unobservable inputs	—	—
Total	$ 89,152,825	23,573,422

During the year ended December 31, 2019, the Company did not hold any Level 3 financial instruments at any time, and nor were there any transfers of securities between Levels 1 and 2.

(8) Property and Equipment

Property and equipment consists of the following at December 31, 2019:

Furniture/fixtures	$	276,285
Office equipment		2,957,764
Leasehold improvements		1,311,226
		4,545,275
Less accumulated depreciation		(4,169,100)
Property and equipment, net	$	376,175

(9) Short-Term Bank Loans

Short-term bank loans are obtained under a line of credit of $25,000,000 with a variable interest rate (actual federal funds rate plus 1.00%, or 2.55% at December 31, 2019). Total unused credit under this line was $11,206,000 at December 31, 2019.

(10) Commitments and Contingencies

(a) Leases

The Company leases office space which expire at various times through 2020. Future minimum annual rent payments total $418,653 in 2020.

(b) Litigation

In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity, financial position, or on annual operating results in the period in which they are resolved, and no provision has been made in the consolidated statement of financial condition.

(c) Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory and taxing authorities agencies regarding the Company's business which may result in adverse judgments, settlements, fines,

penalties, injunctions or other relief. The investigations include, among other things, inquiries from the SEC, FINRA and various state regulators and other governmental agencies.

(d) ***Guarantees and Indemnities***

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

(e) ***Other***

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2019, the total of all open underwriting commitments was $372,216.

(11) Subordinated Borrowings

On March 31, 2011, June 28, 2011, March 31, 2015, May 31, 2015 and December 18, 2018 the Company entered into five separate secured demand note agreements with the Company's principal stockholder for $5,000,000, $2,000,000, $2,000,000, $5,000,000 and $3,000,000, respectively. The June 28, 2011 and March 31, 2015 agreements bear interest at 2%, the March 31, 2011 and May 31, 2015 agreements bear interest at 4%, and the December 18, 2018 agreement bears interest at 5%. These are recorded as receivables from related parties and subordinated borrowings on the consolidated statement of financial condition. The notes are collateralized by $6,439,306 of cash and exchange listed equity securities with a fair value of $22,515,638 at December 31, 2019. Interest is paid monthly with the principal amount due at maturity on March 31, 2021, June 30, 2021, March 31, 2021, May 31, 2021 and December 31, 2021, respectively.

FINRA has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

As of December 31, 2019, there were no drawings against the Company's subordinated borrowings.

(12) Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provided execution, clearance

and settlement services and continues to provide general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

The Company allocates overhead and direct expenses for services provided to Paradigm Capital Management, Inc. (PCM) based on estimated usage of shared resources including office space, personnel and IT infrastructure.

Paradigm Funds Advisor LLC (PFA), an affiliated company through common ownership and management, used the Company for administrative services. The Company allocates overhead expenses for services provided to PFA based on estimated usage of shared resources including office space, personnel and IT infrastructure.

The methodology by which expenses are allocated to PCM and PFA for administrative services uses various metrics to estimate resource usage for each entity. Selection and weighting of these metrics is made during the annual planning process. Ultimately, final determination of amounts are at the discretion of management.

Included in receivable from related parties at December 31, 2019 is $16,416, which represents the value of services allocated for the month of December, 2019 to PFA in excess of the amounts received from PFA.

Included in payable to related parties at December 31, 2019 is $18,384, which represents the amount received from PCM in excess of the value of services allocated for the month of December, 2019.

The Company rents space on a short-term basis from Elk St. LLC, an affiliated company through common ownership and management.

(13) Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2019.

(14) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $500,000, whichever is greater. At December 31, 2019, the Company had net capital of $17,580,645 which was $17,080,645 in excess of required minimum net capital of $500,000.

(15) Financial Instruments with Off-Balance-Sheet Credit Risk

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at the fair value of the related securities and will incur a loss in the event of a subsequent increase in the fair value of the securities. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(16) Concentrations of Credit Risk

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through HTS. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss. As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

(17) Subsequent Events

The Company has performed an evaluation of all other subsequent events through February 28, 2020, the date the consolidated financial statement was issued, and noted no events occurring subsequent to December 31, 2019 and through the date of our evaluation requiring accrual or disclosure in this consolidated statement of financial condition.